P.E. 1/31/02

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: January 22nd, 2002 By: ____________________

Jean-Pierre Halbron
President & CFO

"Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004."

ALCATEL

Astral Point

Press Release

Alcatel to Acquire Astral Point Communications, Inc., a Front-Runner in Next-Generation SONET Metro Optical Solutions

Alcatel will leverage Astral Point's best-in-class10Gbit/s SONET metro optical networking solutions to strengthen its industry-leading cross-connect and DWDM portfolio in North America

Paris, France and Chelmsford, U.S.A – January 22, 2002 - Alcatel (Paris: CGEP.PA and NYSE: ALA), world leader in intelligent optical networking, today announced that it has entered into a definitive agreement to acquire privately-held Astral Point Communications, Inc., a front-runner in next-generation SONET metro optical systems. The integration of Astral Point will allow Alcatel to increase its addressable SONET metro markets with innovative products and to leverage Astral Point's technology in developing new capabilities across its existing optical offering. The combination of Alcatel and Astral Point solutions will create the most advanced and cost-effective product portfolio for current and future metro networks in North America.

Under the terms of the agreement, Alcatel Class A ADSs (American Depositary Shares), representing 9.0 million Alcatel Class A shares, will be exchanged for the capital stock of Astral Point. Based on the closing price in Paris on January 21, 2002, the transaction has an implied value of Euro 153 million.

North American carriers have invested billions of dollars in SONET (Synchronous Optical Network) networking infrastructures. Today, these carriers are looking for the most effective way to provide inexpensive and advanced services to their customers, while avoiding costly changes to their existing metro networks. Astral Point's unique product offering allows service providers to support their current revenue generating activities, while charting a clear migration path to future multi-service delivery, such as Ethernet and wavelength-based VPNs (Virtual Private Networks). The integration of existing and future services on a single platform will simplify their network architecture, increase their operational efficiency and lower their costs.

Astral Point has achieved numerous breakthroughs in optical and aggregation technologies. Across its product line, Astral Point offers densities up to seven times better than the nearest competitor, scalability up to eight times better, along with DWDM (dense wavelength division multiplexing) capabilities and advanced data aggregation technologies.

"With this acquisition, we are greatly enhancing our North American terrestrial optical networking portfolio," said Christian Reinaudo, president of Alcatel's optics activities. "By combining Astral Point's highly dense, flexible SONET metro technologies and Alcatel's leading-edge cross-connects and DWDM metro solutions, we will offer our North American customers the most powerful and cost-effective migration path towards next-generation metropolitan services."

"At Astral Point, we set out to create the most innovative and scalable carrier-class SONET optical networking solutions available today and are already shipping these to our customers," said Raj Shanmugaraj, co-founder and CEO of Astral Point. "We are excited to join the world leader in optical networking and look forward to working together to meet customers' increasing demand for bandwidth in the metro environment."

Among other criteria, Alcatel based its price assessment upon the quality of Astral Point's product portfolio, management team and business, as well as recent comparable transactions.

Completion of this transaction is subject to approval by Astral Point's shareholders and other customary closing conditions. The transaction is expected to close by the end of the first quarter. Once the acquisition is completed, Astral Point will join the optics activities of Alcatel USA.

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Notes to the editors

Astral Point's products

Astral Point's next-generation SONET platform is the ON 7000 integrated optical transport node which combines DWDM, SONET, digital cross-connect and Gigabit Ethernet capabilities in a single chassis. The ON 7000 provides the scalability necessary for carriers to effectively transport high bandwidth services, such as Gigabit Ethernet over multiple 2.5 and 10Gbit/s SONET rings. Astral Point's ON 5000 provides multi-service edge aggregation for voice and data services.

About Alcatel

Alcatel builds next generation networks, delivering integrated end-to-end voice and data networking solutions to established and new carriers, as well as enterprises and consumers worldwide. With sales of EURO 27 billion in 2000 and 110,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Astral Point

Privately held Astral Point Communications, Inc., of Chelmsford, MA, develops best-in-class equipment to manage optical bandwidth for existing and new services in SONET-based metropolitan optical networks. The company's high-ROI network elements enable carriers to reduce capital equipment, operating, service and support and related costs significantly in many applications. Its forward-looking commitment to network investment protection is demonstrated by the advanced scalability, extensibility and manageability features of its products. The ON 7000 node combines OC192 SONET transport with dense wave division multiplexing (DWDM) in a single platform far smaller and less expensive that alternative solutions. The company's ON 5000 Optical Services Node provides low-cost, low-speed traffic aggregation that maximizes the use of existing optical bandwidth and simplifies service deployments and upgrades in metro applications. Astral Point is a leader among metro equipment vendors in ensuring that its entire product family is certified OSMINE compliant for integration with ILECs' existing OSS infrastructures.

Alcatel plans to file a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (the "SEC") in connection with the Astral Point transaction, which will be structured as a merger of Astral Point with a wholly-owned subsidiary of Alcatel. The Form F-4 will contain a prospectus and other documents. Astral Point plans to mail the prospectus contained in the Form F-4 to its stockholders. The Form F-4 and the prospectus will contain important information about Alcatel, Astral Point, the merger and related matters. Investors and stockholders should read the prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form F-4, the prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge at the SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the merger will be made available to investors free of charge by calling or writing to:

Alcatel Press Contacts

Klaus Wustrack (HQ)	Tel: +33 (0)1 40 76 11 56	Klaus.wustrack@alcatel.com
Christophe Lachnitt (Optics Group)	Tel: +33 (0)1 55 51 64 73	Christophe.lachnitt@alcatel.fr

Alcatel Investors Relations

Claire Pedini	Tel : +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Chris Welton	Tel : +33 (0)1 40 76 13 30	chris.welton@alcatel.com
Emmanuel Spite	Tel : +33 (0)1 40 76 16 04	Emmanuel.spite@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bontegnie@alcatel.com
Peter Campbell	Tel : 1 972 519 4347	Peter.campbell@usa.alcatel.com

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: January 22nd, 2002 By: ______________________

Jean-Pierre Halbron
President & CFO

"Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004."